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                                Exhibit 23(p)(26)
                  Code of Ethics - Morningstar Associates, LLC

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CODE OF ETHICS

Morningstar Associates is dedicated in providing effective and professional investment management services to its clients. Associates' reputation is a reflection of the quality of its employees and their support of the ethical culture of the firm. Because this culture is of critical importance, Associates has adopted the following Code of Ethics. Every Associate employee must adhere to this Code and is expected to demonstrate the highest standards of moral and ethical conduct. This conduct includes placing client's interests ahead of their own and those of Associates as well as protecting client's non-public personal information.

Associates' Code of Ethics covers such topics as:

Fiduciary responsibility to our clients,

Prevention of client's non-public personal information being disclosed,

Giving and receiving of gifts,

Mitigating and disclosing conflicts of interests,

Reporting and monitoring employees personal security transactions, and

Insider trading prohibitions.

REPORTING VIOLATIONS

Each Associate employee is required to promptly report to the Chief Compliance Officer any Code of Ethics violations that come to their attention. A Code of Ethics violation may be reported to the Chief Compliance Officer either in writing or verbally. In lieu of reporting directly to the Chief Compliance Officer, an employee may report a Code of Ethics violation using MySafeWorkplace website (www.mysafeworkplace.com) or by calling them at 1-800-461-9330.

Upon direct notification of an alleged violation, the Chief Compliance Officer will investigate the matter fully. Once the Chief Compliance Officer is satisfied that she/he has all the necessary facts, a recommendation as to what action should be taken will be provided to Associates' President. If the alleged violation involves Associates' President, the Chief Compliance Officer's recommendation will be provided to the parent company's CEO and/or General Counsel. The following are some general guidelines a Chief Compliance Officer may follow if a violation has been determined:

INDIVIDUAL'S 1ST VIOLATION - written warning to the individual, "cc" the individual's supervisor and the President.

INDIVIDUAL'S 2ND VIOLATION - written document to the President, "cc" the individual and her/his supervisor, requesting that disciplinary action be taken.

INDIVIDUAL'S 3RD VIOLATION - written document to the President, "cc" the individual and her/his supervisor, requesting that the individual be terminated.

Fiduciary Duty to Clients

The SEC and the courts have stated that registered investment advisers have a fiduciary responsibility to their clients. Fiduciary responsibility includes the duty of placing the interests of the client before that of the firm and its employees. This duty is similar to the fiduciary duty that Associates has as it relates to the products and services it offers to retirement plans that are governed by ERISA.

The firm's fiduciary duty to its clients includes:

making suitable recommendations in light of their needs, financial circumstances and investment objectives;

having an adequate basis/support for any and all recommendations, representations, and forecasts made;

treating all fairly and equitably;

disclosing material facts (facts that are necessary for a client to make a fully informed business decision) and conflicts of interests; and

complying with applicable Federal securities laws, including the Advisers Act of 1940, Gramm-Leach-Bliley Act and the Securities Exchange Act of 1934.

In addition, Associates and its employees are subject to broad anti-fraud provisions which prohibit:

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employing any device or scheme to defraud a client;

making any untrue statement to a client or omitting to state a material fact necessary to make the statement made, in light of the circumstances under which they are made, not misleading;

engaging in any act, practice or course of business which operates or would operate as a fraud or deceit upon a client; or

engaging in any manipulative act or practice with respect to a client.

A breach of any of the above duties or obligations may, depending on the circumstances, expose Associates and its employees to federal and/or state disciplinary actions, potential criminal and civil liability, as well as subject the employee to sanctions up to and including termination of employment.

Professional Responsibilities

In addition to the fiduciary responsibilities discussed above, it is important that Associates' employees possess the necessary professional qualifications and attributes. These include experience, education, prudent judgment, and the highest standards of moral and ethical conduct.

In support of these responsibilities, an employee is prohibited from:

Falsely stating or misrepresenting his/her credentials (e.g., professional designation);

Selling the firm's services to clients by means of any manipulative, deceptive or fraudulent device;

Stating or implying that the SEC, DoL, NASD, or any state regulatory body endorses Associates and/or its products and services;

Rendering legal or tax advice to clients;

Communicating non-public information about Associates or its affiliates to persons outside the firm;

Communicating information to clients that is based on rumor or speculation;

Buying or selling a client's security while in possession of inside information about that client or tipping such inside information to others;

Disclosing nonpublic, personal information about a client (including his or her account information) to persons outside the firm (excludes those firms who provide 'back office' support such as plan recordkeepers);

Accepting cash, checks or other forms of payment from a client that is made payable to an employee;

Lending money to a client;

Borrowing money or securities from a client;

Settling complaints with a client independently;

Stating or implying that Associates' products and services are offered by and/or that the employee works for Morningstar Inc.;

Becoming a full-time employee or serving as a director of another company or being a member of an investment club; and

Acquiring or deriving personal gain or profit from any business or investment opportunity that comes to his or her attention as a result or his or her association with the firm.

Non-Public Personal Information

It is important that Associates and its employees hold client's non-public, personal information ("sensitive information") strictly confidential and take all reasonable measures to preserve its confidentiality. A client's sensitive information includes information regarding their personal and/or financial situation, the investment options recommended to them, and the transaction history of their account.

To mitigate sensitive information from being made available to unauthorized persons; the following guidelines should be followed:

Refrain from discussing sensitive information (which would include any upcoming rebalancing/reallocations) in public places, such as elevators, hallways, or social gatherings;

Avoid use of speaker phones in areas where unauthorized persons may overhear conversations;

Avoid placing documents containing sensitive information in areas where they may be read by unauthorized persons;

Store documents containing sensitive information in a secure location when they are not in use;

Sign-off from all computer systems, which may contain sensitive information when you are away from your desk and utilize a password protected screensaver;

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Exercise care in faxing sensitive information, notifying the recipient of the information by phone or email that the material is being sent; and

Limit the number of employees with access to sensitive information.

Gifts

By definition, gifts are anything of value. They include cash, goods, services, special considerations, or other types of benefits. In order to maintain independence and objectivity, receiving or giving gifts should be limited to those of a de minimis amount (i.e., $100 or less per person per year). Customary, ordinary, reasonable (both in cost and purpose) business-related meals and/or entertainment are generally acceptable and, in this context, would not be considered a gift.

Advisers have a fiduciary duty to their clients, thus it is important employees think about whether such a gift is or would be perceived to be a conflict of interest. Associates and its employees also need to be careful not to run afoul of peripheral regulations -- like the federal Foreign Corrupt Practices Act, which allows only low-value gifts to overseas officials, political parties, and candidates.

Associates does not allow its employees to solicit (either directly or indirectly) for themselves or for the firm, gifts, meals, entertainment or travel expenses from a client, plan provider, plan sponsor, fund company, or any other entity with which the firm does business with.

CONFLICTS OF INTEREST

It is difficult to provide a precise or comprehensive definition of a conflict of interest. However, what is commonly present in such situations is that the interests of the employee/firm differ from the interests of the client.

In light of the firm's fiduciary status, Associates has an affirmative duty of care, loyalty, honesty, and good faith to act in the best interests of its clients. This includes identifying and disclosing to clients those conflicts that may arise as the result of the products and/or services the firm provides as well as those that are the result of the firm's relationship with related parties (e.g., parent company and affiliates) and/or their products and services.

Disclosure of the firm's conflicts will, at a minimum, be identified within Schedule F of the firm's Form ADV Part II. Other means of disclosure may include marketing materials and/or verbal communications with clients or prospective clients.

Because of the importance of disclosing conflicts to clients, it is imperative that each employee promptly report to the Chief Compliance Officer any situation, activity or transaction which they believe involves an actual or potential conflict of interest. The Chief Compliance Officer will review the situation, activity or transaction and if deemed necessary will update the Form ADV Part II.

Personal Security Transactions/Holdings

The personal security records required under Rule 204A-1 are intended as a means of bringing inappropriate trading practices to light. It requires, among other things, an "access person" to periodically report to the firm's Chief Compliance Officer transactions and/or holdings in "reportable securities" in which they have a "beneficial ownership" in.

Transactions -- Quarterly

Within 30 calendar days after a calendar quarter end, each "access person" must report to Compliance any transaction made in a "reportable security" during the previous quarter.

Holdings - Initial and Annually

Upon an employee becoming an "access person" and annually thereafter, all "ACCESS PERSONS" are to provide Compliance an inventory of all "REPORTABLE SECURITIES" in which they have a "BENEFICIAL OWNERSHIP" in.

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Definitions

"ACCESS PERSON" is defined as a person who:

Is an officer of the company,

makes or participates in making investment recommendations to clients, or has the ability to access nonpublic information regarding a client's security holdings including what recommendations were given to them and what securities they currently hold.

Compliance will notify those persons who are considered "access persons" of the firm. In general "access persons" will include, but are not limited to, those employees who are officers of Associates or are part of the Investment Analysis and Research or the Technical Development group. It will also include certain employees under the Client Servicing Group. In addition, at the Chief Compliance Officer's discretion any consultants, independent contractors, or interns used by the firm may be deemed an access person.

"REPORTABLE SECURITIES" INCLUDE securities such as

stocks,

bonds,

derivatives (e.g., options, futures),

closed-ends funds,

Exchanged Traded-Funds (ETFs),

529 Plans,

hedge funds,

offshore funds, and

private placements.

IMPORTANT NOTE

Due to Associates' role with the Transamerica IDEX Mutual Funds series, transactions in any of the following open-end mutual funds will also be considered a "REPORTABLE" security.

TA IDEX Asset Allocation - Conservative Portfolio

TA IDEX Asset Allocation - Growth Portfolio

TA IDEX Asset Allocation - Moderate Portfolio

TA IDEX Asset Allocation - Moderate Growth Portfolio

"Reportable securities", DO NOT INCLUDE:

Direct obligations of the Government of the United States (e.g., U.S Treasury Bonds);

Money market instruments such as bank certificates of deposit, commercial paper, and high quality short-term debt instruments (which is an instrument having a maturity of less than 366 days and is rated in one of the highest two rating categories by a NRSRO);

Shares in open-end mutual funds (other than the four listed above) including money market funds; and

Units in a unit investment trust which includes separate accounts supporting an insurance company's variable insurance contracts, like for example a variable annuity.

In addition to "REPORTABLE SECURITIES" that you may have at a brokerage firm and/or a bank, it also includes those that are within a brokerage window of a 401k plan.

However, it excludes securities in accounts in which you have "no direct or indirect influence or control" such as an account in which you have delegated to a financial professional the authority to make trades without first seeking your authorization (i.e., discretionary accounts).

"Beneficial ownership" is where an access person has the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction. Generally, this includes reportable securities that are owned by immediate family members residing in your home. An example of this would be a reportable security held in an account that is under your

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spouse or partner's name.

POLICY

Those persons designated by Compliance as "access persons" will be required to submit to Compliance quarterly a Personal Security Transaction Report. Those persons having no "reportable securities" to report must state that fact by writing "NONE" on the report fill in the reporting date and their name, sign and submit the report to Compliance.

All "access persons" will be required once every 12 months to submit an Annual Holdings Report to Compliance. Those persons having no "reportable securities" to report must state this fact by writing "NONE" on the report fill in the reporting date and their name, sign and submit the report to Compliance.

All "access persons" are required to obtain written approval from the Chief Compliance Officer PRIOR TO participating in an initial public offering ("IPO") or investing in a private placement (which includes hedge funds).

All Associates employees are prohibited from executing a transaction if the security is listed on Morningstar, Inc.'s Restricted List. Please note the Restricted List is updated through-out the trading day and therefore should be reviewed right before placing a trade instruction with your broker. The Restricted List is available on the Pond under the "Restricted Investments" section located at the lower right-hand side of the web page.

It is Associates' policy that from time to time, the Chief Compliance Officer will request from an employee or employees duplicate trade confirmations and/or account statements for a given period.

Pre-Clearance

Prior to investing in an IPO or a private placement, an access person is to provide the Chief Compliance Officer a written document (emails are acceptable) requesting permission to participate/invest in. At a minimum the written document should identify the issuer of the IPO and/or private placement, the date the transaction is expected to occur and the amount of the investment. Upon review, the Chief Compliance Officer will provide the access person with an approval or denial. Authorization will only be for that particular request; no 'blanket' approvals will be provided.

Insider Trading

Like many active market participants, investment advisers often have access to material information that has not been publicly disseminated. In order to combat misuse of this information by advisers, their employees, or affiliates, through insider trading or otherwise, Congress added Section 204A to the Advisors Act.
Section 204A requires an investment adviser to adopt policies and procedures to preserve the confidentiality of information and prevent possible insider trading.

Violations of insider-trading have occurred when persons traded on nonpublic information such as:

a company had sustained its first and unexpected loss;

substantial change, both positive and negative, in a company's earnings projections; or

a tender offer to be made for a company's securities above the market price.

Legal sanctions have been applied to:

persons inside a company who traded the stock;

persons inside the company who told persons outside the company who traded the stock.

Although the term 'Insider Trading' is not defined under federal securities law, it is generally considered to mean:

The use of material, nonpublic information to trade securities.

The communication of material nonpublic information to others

In this context, information is "material" if there is a substantial likelihood a reasonable investor would consider important in making a securities-related decision. Positive or negative information may be material.

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information is "non-public" if it has not been disseminated in a manner making it available to investors generally.

"Awareness" Standard

An employee will be liable for securities bought or sold while being "aware" of inside information except in the following three (3) situations:

The employee can demonstrate that before becoming aware of the inside information, the employee entered into a binding contract to trade that security;

The employee provided instructions to another person (i.e., broker) to execute a trade before becoming aware of inside information;

The employee adopted, and had previously adhered to, a written plan specifying purchases or sales of a security prior to becoming aware of inside information.

POLICY/RESPONSIBLITY

The Chief Compliance Officer or his designee is responsible for overseeing compliance with insider trading guidelines and providing a resource for giving guidance and answering employee questions.

In order to reduce the possible misuse of inside information, it is Associates' policy to have its employees follow these guidelines:

If an employee receives inside information, they must immediately notify their supervisor and the Chief Compliance Officer.

Except for the individuals noted in the above bullet point, no employee may communicate inside information to others (i.e., no tipping).

No employee may trade in a security while in possession of inside information about that security or the issuer of that security.

No employee is allowed to trade securities of issuers contained on the Restricted List.

To prevent sensitive information from being made available to unauthorized persons; the following guidelines should be followed:

Refrain from discussing sensitive information (which would include any upcoming rebalancing/reallocation) in public places, such as elevators, hallways, or social gatherings;

Avoid use of speaker phones in areas where unauthorized persons may overhear conversations;

Avoid placing documents containing sensitive information in areas where they may be read by unauthorized persons;

Store documents containing sensitive information in a secure location when they are not in use.

Sign-off from all computer systems, which may contain sensitive information when you are away from your desk and utilize a password protected screensaver.

Exercise care in faxing sensitive information, notifying the recipient of the information by phone or email that the material is being sent.

Limit the number of employees with access to sensitive information.

Other Matters

Investment Process

To support Associates' fiduciary duty to its clients, Associates and its investment team are to use reasonable care when providing investment advice. The investment team should, among other things, document their rationale/support for their investment decisions, and have an understanding of the underlying investment such as its investment strategy, risks and liquidity.

REGULATORY, LEGAL AND OTHER INQUIRIES

No employee shall disclose to anyone outside the firm any confidential information concerning the firm or its affiliates without the prior approval of the Chief Compliance Officer.

In addition, any request for information that is not generally released to persons outside of the firm in the normal course of business, should be referred to the Chief Compliance Officer for determination as to whether or not such request will be fulfilled.

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REQUESTS FROM OR VISITS BY REGULATORY AUTHORITIES

All contacts, inquiries, or requests - written or oral - for information or documents by governmental or self-regulatory authorities, including representatives of the SEC or any state regulator, should be REPORTED IMMEDIATELY to the Chief Compliance Officer. In the case of telephone requests, the employee receiving the request should make sure to obtain the name, agency, address, and telephone number of the representative making such request.

SUBPOENAS OR OTHER LEGAL PROCESS

Only authorized officers of the firm may accept legal process on behalf of the firm. If someone attempts to serve you with legal process on behalf of the firm, you must refuse it and immediately contact the Chief Compliance Officer. Service of a subpoena on an individual, the subject matter of which relates directly to the firm or its affiliates, clients or employees should be brought immediately to the attention of the Chief Compliance Officer.

LEGAL OR TAX ADVICE

No employee of the firm may give or offer any legal or tax advice to any client regardless of whether the employee offering such advice is qualified to do so.